I, Manuel Teixeira, certify that:

(1) the financial statements of Cust Corp. included in this Form are true and complete in all material respects; and

(2) Cust Corp. filed an extension on their 2022 tax return and has not yet filed a tax return for the fiscal year ended on December 31, 2022.

DocuSigned by:

Manuel Teixeira

5C7E4027373D4B9...

Manuel Teixeira

President

12, June 2023

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Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.